Exhibit 11.1

Computation of Earnings Per Share

The Company follows Financial Accounting Standards Board’s Statement No. 128, “Earnings Per Share” (“SFAS 128") in which income for Basic Earnings per Share (“EPS”) is adjusted for dividends attributable to preferred stock and is based on the weighted average number of common shares outstanding. Diluted EPS is computed by using the weighted average number of common shares outstanding, increased by the assumed conversion of the convertible preferred stock and the assumed conversion of the stock options.

The components of basic and diluted earnings per common share for the years ended December 31, 2006, 2005, and 2004 are as follows:

	2006	2005	2004
Basic Earnings per Share:
Net income available to common stockholders	$10,009,000	$9,807,000	$9,751,000
Weighted average common shares outstanding	4,340,215	4,423,186	4,499,092
Basic earnings per common share	$2.31	$2.22	$2.17
Diluted Earnings per Share:
Net income available to common stockholders	$10,009,000	$9,807,000	$9,751,000
Weighted average common shares outstanding	4,340,215	4,423,186	4,499,092
Assumed conversion of stock options	71,304	124,481	88,967
Diluted weighted average common shares outstanding	4,411,519	4,547,667	4,588,059
Diluted earnings per common share	$2.27	$2.16	$2.13